InBev

RECEIVED
2004 OCT -6 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

04045397

Leuven, 1 October 2004

SUPPL

Dear Madam,

InBev SA

Subject: ~~Interbrew S.A. (the~~ "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

**Benoît Loore**
**Legal Director**
**Company & Securities Law**

Enclosure: press release

10/7

Press release

# InBev closes strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten")

Brussels, October 1, 2004 – **The strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), which combines Spaten's beer business with Interbrew Deutschland, is closed as of today. All brewery operations of the Spaten-Franziskaner-Löwenbräu-Group (Munich) are now part of Interbrew Deutschland. The acquisition of the Dinkelacker-Schwaben Bräu (Stuttgart) and Mauritius (Zwickau) breweries is expected to close on October 4, 2004.**

The partnership with Spaten makes InBev's affiliate, Interbrew Deutschland, the number two brewer in Germany's domestic market, with an 11% market share. This strategic partnership strengthens Interbrew Deutschland's geographic presence in all the important segments of the German beer market. Based on total sales, including export volumes of Beck's®, among others, Interbrew Deutschland is now the number one German brewer.

"*We are delighted to have achieved the closing of this partnership within the timeframe we predicted*," commented InBev's CEO, John Brock. "*Spaten not only gives us a strong position in southern Germany, it also adds some very attractive brands with great international potential to our portfolio. Going forward, Germany remains very much in our strategic focus.*"

**Strategic rationale**
Germany is a key strategic market. It is Europe's largest beer market, and it is consolidating. InBev's aim is to be number 1 or number 2 in every market where it is present, with a balanced portfolio of outstanding brands. InBev entered the German market in 2001. With breweries in Bremen, Issum, Hannover, Braunschweig and Wernigerode, and a national sales, marketing and distribution structure, Interbrew Deutschland has outperformed market growth and lifted margins. The company's new brands, together with its national lager brands, Beck's® and Hasseröder®, its regional brands Gilde®, Haake-Beck® and Wolters®, and its leading Altbier brand, Diebels®, further enhance its strength in the German market.

While Interbrew Deutschland already had a strong brand portfolio, modern breweries, and a high-quality national distribution network, there were two areas where it needed to reinforce its presence: in the Weissbier segment, and in southern Germany. Combining Spaten's brewing interests with Interbrew Deutschland has filled these gaps, and provides a powerful platform for additional cross-selling, top-line volume growth, and further margin improvement. Franziskaner® gives Interbrew Deutschland a strong position in the popular Weissbier segment.

Headquartered in Munich and tracing its origins back to 1363, Spaten is the leading brewer in Bavaria; Dinkelacker-Schwaben Bräu AG ("Dinkelacker") in Stuttgart is a leading brewer in Baden-Württemberg. They have a strong set of brands, including Franziskaner®, Spaten® and Löwenbräu®, two leading Bavarian "Helles" lager brands; and Dinkelacker®, a leading lager in Baden-Württemberg. They have breweries in Munich, Stuttgart and Zwickau and strong regional sales, marketing and distribution structures.

Spaten's and Dinkelacker's brands are leaders in Bavaria and Baden-Württemberg, with market shares of 7% and 10%, respectively, within the off-trade channel. Franziskaner® and Löwenbräu® have a national presence and significant international potential.

The combination with Spaten means that Interbrew Deutschland now has a leading representation in the six key segments of the German beer market: national premium lagers, national specialties, national core lagers, regional core lagers, regional specialties, and beer-mix.

To view the presentation for investors, please visit our website on
http://www.inbev.com/pdf/investors/4_8_1/Spaten-AnnouncementSlides-180903-Final.pdf

**About InBev**
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). Interbrew Germany is an affiliate of InBev. For further information visit www.InBev.com.

**Contacts:**

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com